Filed by DoorDash, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Wolt Enterprises Oy

Commission File No.: 001-39759

The following communication was first made available on April 19, 2022.

Q&A for Wolt equity holders currently employed by Wolt

On November 9, 2021, we announced that we entered into an agreement (as may be amended from time to time, the “Share Purchase Agreement”) to join forces with DoorDash in an all-stock transaction. Upon completion of this transaction, DoorDash will acquire Wolt, meaning that all of our shareholders and option holders (whether investors or employees) will become equity holders of DoorDash subject to the completion of the transaction and in accordance with the terms and conditions in the Share Purchase Agreement.

In the first part of this document, we try to capture the most frequently asked questions about the impact the announced DoorDash transaction may have on your Wolt equity. Please note that the transaction has not yet been completed and that completion will only occur after the satisfaction of certain conditions.

The second part of this document focuses on providing answers to your questions about what you can expect will happen next as a Wolt equity holder.

This document does not constitute personal investment or tax advice. You are encouraged to consult with your personal investment and tax advisor.

Part one: most frequently asked questions about the impact that the announced DoorDash transaction may have on your equity

What happens to my Wolt equity in the transaction?

The transaction is an all-stock transaction, meaning all of Wolt’s equity holders, whether investors or employees, current or former, will be entitled to, subject to satisfaction of the conditions set forth in the Share Purchase Agreement, become equity holders of DoorDash instead of Wolt.

In general, upon closing of the transaction contemplated by the Share Purchase Agreement: (1) unvested and unexercised Wolt options will be canceled and, to the extent such unvested options are held by continuing Wolt employees, exchanged for DoorDash Restricted Stock Units (“Substitute RSUs”), (2) vested and unexercised Wolt options will be canceled and exchanged for vested DoorDash options (if you are a continuing Wolt employee) (“Substitute Options”) or for new shares of DoorDash (if you are not a continuing employee of Wolt), and (3) Wolt shares will be replaced with new shares of DoorDash.

What is the difference between DoorDash Substitute RSUs, Substitute Options and DoorDash shares?

A Substitute RSU is a promise to receive DoorDash shares over a predetermined vesting schedule. When Substitute RSUs vest (generally, on a quarterly basis), they are converted into actual shares of DoorDash and delivered to the employee. Once the conversion to shares has taken place, these shares will have the same rights as other shares of Class A common stock of DoorDash.

A Substitute Option, the type of vested DoorDash option that eligible Wolt option holders will receive in this transaction, is a right to buy a certain number of shares of DoorDash at a fixed price. The fixed price, otherwise known as the strike or exercise price, will be set at closing so that the aggregate value of your Substitute Option is approximately the same as the aggregate value of your vested Wolt options that were canceled and replaced at closing.

A share of DoorDash does not need to vest and will have all rights belonging to a DoorDash stockholder upon issuance. DoorDash shares are listed on the New York Stock Exchange and can be traded in accordance with DoorDash insider trading policy and relevant insider laws after closing.*

FOR EQUITY HOLDERS IN ISRAEL – With respect to Substitute RSUs (and DoorDash shares issued upon vesting thereof), Substitute Options (and DoorDash shares issued upon exercise thereof), and DoorDash shares, intended to qualify under the 102 CGT** (the “102 Awards”), such 102 Awards will not be delivered directly to the employee, but rather be deposited and maintained with the DoorDash broker (i.e., Charles Schwab or any successor broker) and the Israeli trustee under a supervisory trust mechanism, if you elect to enjoy the potential tax benefits underlying the 102 CGT. There is no certainty, and no representation or commitment is made, that any 102 Award qualifies or will qualify under the 102 CGT or any particular tax treatment, nor shall any of Wolt, DoorDash nor any of their affiliates be required to take any action for such qualification. Wolt filed or intends to file prior to closing and/or following the closing, a tax ruling application with the Israeli Tax Authority, intended to maintain the 102 CGT benefits, however, there is no guarantee that such Israeli tax ruling will be obtained and what terms shall be included thereunder. In addition, the tax rate, e.g., capital gains tax or ordinary income tax, shall also be subject to the share value fluctuation.

*)

Shareholders holding at least 1.5% of Wolt’s shares will be subject to a lock-up period, which prevents the trading of 75% of the shares of DoorDash to be issued to such shareholders on a phased basis. One third of such shares will be released every 50 days after closing, with the lock-up expiring after 150 days post-closing.

**)	a beneficial tax regime pursuant to Section 102(b)(2) and 102(b)(3) of the Israeli Income Tax Ordinance [New Version] 1961.

What is the mechanism for exchanging Wolt equity with DoorDash equity?

To put it simply, Wolt currently estimates* that roughly 17-18 Wolt shares at the time of closing will be replaced by 1 share of DoorDash stock based on the agreed exchange mechanism. For Wolt options, Wolt currently estimates* that roughly 17-18 vested Wolt options will be replaced with the equivalent of 1 DoorDash vested option (for employees eligible for an option substitution), roughly 17-20 vested Wolt options will be replaced with 1 share of DoorDash (for non-continuing Wolt employees, or those ineligible for an option substitution) and roughly 17-20 unvested Wolt options will be replaced by the equivalent of 1 DoorDash RSU, depending on the exercise price of each grant. The estimate is exclusive of the shares being issued in escrow as further described in the Share Purchase Agreement and is based on several assumptions and estimates, which are subject to change.*

*)

Terms of conversion are set forth in the Share Purchase Agreement and include customary adjustments for e.g. Wolt’s cash, working capital, indebtedness, transaction expenses, certain pre-closing taxes, the establishment of an indemnity escrow fund and, if applicable, the establishment of a true-up escrow fund. These estimates are based on several estimates and assumptions, including (among others) that the closing would occur during the first half of calendar year 2022, Wolt’s current estimate of the consideration adjustments (including a preliminary forecast of Wolt’s closing balance sheet), the estimated number of Wolt securities anticipated to be outstanding as of the closing, that no Liquidation Preference Top-Up Shares (as defined in the Share Purchase Agreement) will be issuable in connection with the transaction and that none of the DoorDash shares, options or restricted stock units issuable in connection with the closing will need to be withheld or escrowed as true-up escrow shares, true-up escrow options or true-up escrow RSUs. The closing is subject to the fulfillment of certain closing conditions and the exact amount of consideration to be received and the exact conversion rate of the Wolt securities into DoorDash securities will not be determined until the closing.

The answer above regarding the conversion mechanism mentions that some part of the equity will be issued in escrow. What does escrow mean and why is this arrangement needed? How much of my equity would be locked in escrow and for how long?

A small portion of the DoorDash equity received as consideration in the transaction will be deposited into an escrow account (estimated to be around 6%), meaning that it will not be released to you immediately upon closing. This is a typical arrangement for this type of transaction, and applies to all Wolt equity holders, whether investors, management, or employees. The escrow fund will be an aggregate pool of DoorDash shares against which DoorDash may make claims under the Share Purchase Agreement, for instance, in case of breaches of warranties or indemnities. The escrow period extends 15 months from the closing date. The escrow fund (to the extent not used to satisfy DoorDash’s claims) will be released thereafter to Wolt equity holders.

How was the consideration value of DoorDash stock determined and are all conversions to be done with that value?

The per share consideration was based on DoorDash’s 30-day volume-weighted average price (VWAP) preceding the announcement of the transaction, which was $206.45. The exchange will be done with the value of $206.45 regardless of DoorDash’s share price development up until and on closing, subject to certain terms set forth in the Share Purchase Agreement.*

The treatment of vested Wolt options has changed from what was announced in November, why?

In November 2021, when we announced that Wolt entered into an agreement to join forces with DoorDash, we informed you that at the closing of the transaction with DoorDash, Wolt shares and vested and unexercised options would be replaced with DoorDash shares, and that unvested and unexercised options would be replaced with Substitute RSUs. The change that we have now agreed on is that vested and unexercised Wolt options held by Wolt continuing employees at closing will be replaced with Substitute Options at the closing. Unvested Wolt options held by Wolt continuing employees will still be replaced by Substitute RSUs at the closing, as previously communicated.

We are making this change to the treatment of vested Wolt options since we, together with DoorDash, concluded that the previous structure would have triggered an immediate tax liability for many employees holding vested and unexercised Wolt options at closing. As a result, the impacted holders of vested and unexercised Wolt options would have been responsible for satisfying this tax liability, either through selling DoorDash shares to cover the taxes in a manner that complies with DoorDash’s insider trading policy, or, alternatively, in some jurisdictions, we would have had to withhold the tax amount from an employee’s monthly salary (or salaries) after closing. We were concerned that both of these alternatives would be overly burdensome to impacted Wolt employees holding vested and unexercised options, and we wanted to find a better solution.

We anticipate that replacing vested and unexercised Wolt options with Substitute Options at closing means for the majority of our employees that any applicable taxes will need to be paid only when the Substitute Options are exercised (i.e., subscribe for DoorDash shares) or when the DoorDash shares acquired upon the exercise of Substitute Options are sold, and not automatically when the transaction closes, as would have been the case in many jurisdictions if vested Wolt options had been replaced with DoorDash shares. We will be providing country-specific tax memos and hold country-specific tax sessions prior to closing for additional information.

How are the Substitute Options taxed?

When you exercise your Substitute Option following the closing, you also may have to pay tax at the time of exercise in most countries in which we operate. In many of these countries, the taxable amount is calculated as the difference between the DoorDash share price at the time of exercise and the exercise price for each share of DoorDash stock being exercised (including any shares that are sold to fund the exercise price and applicable taxes). To finance such tax obligation, you may elect to sell part of the DoorDash shares subscribed if the exercise is done in compliance with DoorDash’s insider trading policy. Please note though that this type of cashless transaction generally can only be done in an open trading window and in compliance with DoorDash’s insider trading policy. If you do not elect to sell part of the DoorDash shares acquired upon exercise of your Substitute Option to cover your tax obligations, in some countries we may be required to withhold the tax amount from your monthly salary (or salaries) after the exercise. As the taxation and tax withholding obligations vary between countries, we will be issuing country-specific tax memos and hold country-specific tax sessions prior to closing for additional information.

FOR EQUITY HOLDERS IN ISRAEL – With respect to DoorDash options intended to qualify under the 102 CGT and which are deposited and maintained with the DoorDash broker (i.e., Charles Schwab or any successor broker) and the Israeli trustee under a supervisory trust mechanism, it is not expected that a tax event occurs upon exercise of the options, and you are generally expected to pay capital gains tax and/or ordinary income tax, if applicable, only upon actual sale of the exercised shares resulting therefrom, provided that if you elect to dispose such exercised shares out of trust prior to the sale thereof then tax is due upon such disposal, and further provided, that any such sale or disposal prior to the lapse of a 2-year holding period as of original grant date shall be subject to ordinary income tax. For the avoidance of doubt, this is not intended to constitute personal investment or tax advice, and you are encouraged to consult with your personal tax advisor.

What will be the strike price of my Substitute Option?

Your Substitute Option will have a strike price per share based on three factors (i) the strike price per share of the Wolt vested options being replaced, (ii) the exchange ratio by which Wolt shares are being exchanged for DoorDash shares in the transaction, and (iii) the currency conversion ratio as determined under the Share Purchase Agreement in order to convert the strike price into USD. For example, assume your Wolt vested options have a strike price per share of 0.10 Euros, the exchange ratio from Wolt shares to DoorDash shares is 17:1, and the currency conversion ratio from Euros to USD is 1:1.10, the strike price per share will be $1.87 per share (0.10 Euro x 17 x.1.10). This strike price generally will remain unchanged for life of the Substitute Option.

How can I exercise my Substitute Option?

Your Substitute Option generally will be exercisable shortly following the closing of the transaction and remain exercisable through the end of their original maximum term of the Wolt vested options, except that if the holder of the vested options terminates service prior to the end of the original maximum term, the Substitute Options will be exercisable for three (3) months following the termination date, subject to the full terms and conditions applicable to the Substitute Options. Notwithstanding the foregoing, a portion of the DoorDash shares underlying the Substitute Options will be unexercisable immediately following the closing of the transaction, and instead will be exercisable only if the conditions for the escrow release under the Share Purchase Agreement have been satisfied. Further, in respect of the Finnish tax residents, no portion of the DoorDash options will be exercisable until the one-year anniversary of the date the corresponding Wolt options were granted by Wolt.

When you do want to exercise your Substitute Option following the closing, you can sell some of the DoorDash shares you subscribed for at the same time to finance the aggregate exercise price, meaning that you don’t need to put up your own money to cover the exercise price. Please note though that this type of cashless transaction generally can only be done in an open trading window and in compliance with DoorDash’s insider trading policy. Cash subscriptions of Substitute Options (like the subscriptions available until today with vested Wolt options, meaning when you are funding the subscription price with your own money to cover the cost of the exercise and taxes) can generally still take place outside of the open trading windows.

The exercise of your Substitute Option will be subject to the terms and conditions of the applicable DoorDash equity plan and award agreement that will be provided shortly following the closing.

FOR EQUITY HOLDERS IN ISRAEL – With respect to DoorDash options intended to qualify under the 102 CGT, the shares resulting from exercise thereof will not be delivered directly to the employee, but rather be deposited and maintained with the DoorDash broker (i.e., Charles Schwab or any successor broker) and the Israeli trustee under a supervisory trust mechanism, if you elect to enjoy the potential tax benefits underlying the 102 CGT.

How will Substitute RSUs vest?

Substitute RSUs generally will vest on the DoorDash quarterly vesting dates over the remaining schedule for the existing unvested option grant they are replacing, starting with the first DoorDash quarterly vesting date to occur on or after the one-month anniversary of the closing of the transaction (or, if later, the DoorDash quarterly anniversary to occur on or after the date that is twelve months from the date that corresponding Wolt unvested options were initially granted by Wolt). In addition, a portion of the Substitute RSUs will vest only if the conditions for the escrow release under the Share Purchase Agreement have been satisfied and the holder satisfies his or her time-based vesting conditions with respect to that portion. Vesting is subject to continued employment with Wolt, DoorDash or their affiliates at each vesting date. The Substitute RSUs will be subject to the terms and conditions of the applicable DoorDash equity plan and award agreement that will be provided shortly following the closing.

FOR EQUITY HOLDERS IN ISRAEL – With respect to Substitute RSUs intended to qualify under the 102 CGT, the shares issued upon vesting thereof will not be delivered directly to the employee, but rather be deposited and maintained with the DoorDash broker (i.e., Charles Schwab or any successor broker) and the Israeli trustee under a supervisory trust mechanism, if you elect to enjoy the potential tax benefits underlying the 102 CGT.

How much are DoorDash RSUs worth?

The value of each RSU is equal to the DoorDash share price as of any date, commonly referred to as the fair market value (FMV). Keep in mind that DoorDash shares are traded in USD, so the actual value in your own currency, if other than USD, also depends on foreign exchange rates (FX).

Is there a strike price for DoorDash RSUs? Or is the whole unit taxed when it vests?

The Substitute RSUs will have no strike price, as you will not need to pay for the DoorDash shares upon vesting of a Substitute RSU. In many jurisdictions, as Substitute RSUs vest (or in respect of RSUs intended to qualify under the 102 CGT, upon actual disposal or sale), they will be taxed at the FMV of DoorDash share. Equity tax education sessions and country-specific tax supplements will be offered to cover how ongoing equity taxes will be managed.

How are my DoorDash RSUs taxed when they vest and I subsequently sell the underlying shares?

Taxation of Substitute RSUs is dependent on the country or countries you lived and worked in while you are vesting in your Substitute RSUs but generally (except for certain countries, e.g. Israel), with Substitute RSUs, you are taxed as earned income when the Substitute RSUs vest and you receive the shares of DoorDash net of taxes.

Please also note that in countries where the vesting triggers income tax withholding and reporting requirements, DoorDash may elect to sell a number of shares. Such tax withholding obligations would be remitted to local tax authorities, as required, via local payroll. The remaining shares are deposited into Schwab brokerage accounts (Schwab is the equity platform used by DoorDash, similar to Shareworks). After the Substitute RSUs vest, you may be responsible for capital gains tax for potential increase in value of the shares at a subsequent sale of shares (we will further elaborate on this in the country-specific tax memos and hold country-specific tax sessions).

FOR EQUITY HOLDERS IN ISRAEL – With respect to DoorDash RSUs intended to qualify under the 102 CGT and which are deposited and maintained with the DoorDash broker (i.e., Charles Schwab or any successor broker) and the Israeli trustee under a supervisory trust mechanism, it is not expected that a tax event occurs upon vesting of the Substitute RSUs, and you are generally expected to pay capital gains tax and/or ordinary income tax, if applicable, only upon actual sale of the exercised shares issued upon vesting of the DoorDash RSUs, provided that if you elect to dispose such issued shares out of trust prior to the sale thereof then tax is due upon such disposal, and further provided, that any such sale or disposal prior to the lapse of a 2-year holding period as of original grant date shall be subject to ordinary income tax. Also, the sale of DoorDash shares to cover tax is not available under the 102 CGT. For the avoidance of doubt, this is not intended to constitute personal investment or tax advice, and you are encouraged to consult with your personal tax advisor.

Will it be beneficial for holders of vested Wolt options to subscribe for shares in Wolt before the transaction closes?

Unfortunately, we cannot provide any personal investment or tax advice and it will be up to individual employees to consider whether they want to participate in the pre-closing subscription window, but we will try and provide as much guidance as we can. Please visit the Confluence page for the most up to date information.

In most countries, taxation is realized at the time the option is exercised (or, with respect to 102 Awards, upon actual sale or disposal) at the then current valuation regardless of when the planned transaction with DoorDash is completed.

Is there going to be an online site where we can track our DoorDash shares, options and RSUs?

DoorDash uses Schwab as its equity platform for Substitute RSUs and shares (and Altshare platform, with respect to shares issued to Israeli employees and non-employees) – which is similar to the Shareworks platform that we started using recently. Separate instructions on how to set up a new account will be provided.

FOR EQUITY HOLDERS IN ISRAEL WHO ARE EMPLOYEES OR EX-EMPLOYEES – If you will receive DoorDash options and/or restricted stock units (RSUs) in connection with the transaction, Schwab equity platform will also be used, provided that an Altshare equity platform will also be used once options are exercised into shares or upon vesting of RSUs into shares. Separate instructions on how to set up a new account will be provided.

FOR EQUITY HOLDERS WHO ARE NOT EMPLOYEES (NON-ISRAELI) – A Computershare account will be used by ex-employees and other non-employee equity holders. You do not need to take any separate actions with regard to your Computershare account prior to closing, other than to ensure that your contact information is correctly reflected in PNC PAID. Separate instructions will follow relating to Computershare.

How will the potential fluctuation in the DoorDash share price impact my equity value?

Potential fluctuations in the DoorDash share price between the signing of the Share Purchase Agreement and the closing of the transaction does not have any impact on the formula for determining the number of shares of DoorDash, Substitute Options or Substitute RSUs that you will receive in exchange for your Wolt shares or Wolt options, as applicable.

Please keep in mind that DoorDash is a publicly traded company, so its share value fluctuates in the public market, and it is traded in USD so currency exchange rates between USD and your own currency (if other than USD) will have an impact on the value of the shares of DoorDash, Substitute Options or Substitute RSUs you have.

FOR EQUITY HOLDERS IN ISRAEL – With respect to shares resulting from 102 Awards intended to qualify under the 102 CGT, the share value fluctuation may also have an effect on the tax amount to which such shares shall be subject upon disposal/sale.

Are vested Wolt options or Wolt shares held by former Wolt employees or employees terminating employment with Wolt before the closing treated the same as current Wolt employees?

As regards Wolt shares, these individuals are treated the same as current Wolt employee stockholders. As regards vested Wolt options, there is a difference in treatment. Substitute Options only will be issued to current employees of Wolt (i.e., employees who are still employed by Wolt immediately after closing). If you hold vested Wolt options but are not employed by Wolt immediately after closing, you will receive shares of DoorDash in consideration for your canceled vested Wolt Options. For clarity, unvested options are forfeited (i.e., terminated) on the employee’s termination date and will therefore not be replaced.

FOR EQUITY HOLDERS IN ISRAEL – Due to the fact that shares cannot be awarded to non-employees under the DoorDash incentive plan, it is hereby stressed that non-continuing employees who are Israeli holders of vested options or shares resulting therefrom are expected not be entitled to 102 CGT.

Part two: what can you expect will happen next as a Wolt equity holder?

When can I expect someone to contact me about replacing my Wolt shares with DoorDash shares?

In April 2022, holders of Wolt shares and options (vested or unvested) should expect to be contacted by PNC Bank National Association (“PNC”), who has been engaged to serve as the solicitation agent in connection with the transaction. The solicitation agent’s role will be to provide certain required documents to equity holders and to facilitate their execution. PNC will send you a letter via email to explain this process in detail and to request that you set up an account with PNC’s secure, online portal, PNC PAID, in order to access, review, and sign the documents.

Please note that the solicitation process may start at a different time in different countries due to certain regulatory restrictions in various jurisdictions.

What does solicitation mean?

Based on the Share Purchase Agreement, DoorDash has agreed to purchase all shares in Wolt from each shareholder of Wolt who becomes a party to that agreement. For Wolt shareholders, solicitation refers to the process through which you will be contacted and invited to join the transaction by becoming a party to the agreement by signing a joinder agreement and selling your shares to DoorDash. As a practical matter, all Wolt shareholders are expected to join the transaction. For each Wolt shareholder who has not voluntarily acceded to the Share Purchase Agreement by way of signing a joinder agreement, Wolt may, and has agreed, pursuant to the Share Purchase Agreement, to cause a joinder agreement to be executed on behalf of such Wolt shareholder as such person’s or entity’s agent and attorney pursuant to the shareholders’ and minority shareholders’ agreements relating to Wolt.

FOR EQUITY HOLDERS IN ISRAEL – It is crucial, in order to maintain the tax benefits potentially available under the 102 CGT, that an Israeli shareholder of 102 Award voluntarily becomes a party to the Share Purchase Agreement, otherwise, the application of any forced sale or drag along provisions, may result in an adverse tax effect.

Further, based on, and subject to the terms of, the Share Purchase Agreement, DoorDash has agreed to issue Substitute Options (if you are a continuing Wolt employee) or shares of DoorDash (if you are not a continuing Wolt employee) in substitution of the cancellation of vested Wolt options on closing. All Wolt option holders will be contacted during the solicitation process to instruct each option holder of the specific actions required to be taken in order to receive DoorDash securities. In practice, this means taking necessary actions for opening brokerage accounts and signing paperwork. Further, in connection with delivery of the instructions, each option holder will be notified of their rights as an option holder in accordance with the terms of Wolt option plan, including the option holders’ right to exercise their vested Wolt options prior to closing should they wish to do so. Wolt option holders with vested options are expected to participate in the substitution of their vested Wolt options as part of the transaction without exercising such vested Wolt options into Wolt shares. This will enable option holders with vested and unexercised Wolt options to join the Transaction without the need to execute any subscription documentation or to proactively pay any subscription price to Wolt prior to or in connection with the transaction and will greatly simplify the process for holders of vested options. Further, exercising vested options into Wolt shares prior to closing may have, potentially adverse, tax implications on the option holder.

FOR EQUITY HOLDERS IN ISRAEL WHO ARE EMPLOYEES – Exercising vested options into Wolt shares prior to Closing may not necessarily have an adverse tax effect on the option holder; provided that such exercised shares are maintained with the Israeli trustee (i.e., a taxable event is expected once the awards are disposed without maintaining such with the Israeli trustee, and an adverse tax event is expected once such disposal occurs prior to the lapse of two years holding period as of original grant date of such awards).

What is the process and what steps are required from me to get my Wolt shares and options to be replaced with DoorDash shares and Substitute Options?

In order to get your Wolt shares and options replaced with shares of DoorDash and Substitute Options you will need to access PNC PAID, which will contain the documentation you will need to complete. PNC will contact you separately to instruct you how to set up and access your account. You will not need to exercise your Wolt options in order to participate in the deal.

FOR EQUITY HOLDERS IN ISRAEL WHO ARE EMPLOYEES OR EX-EMPLOYEES – Altshare will contact you separately to instruct you how to set up and access your account.

What are the key deadlines I need to know as a Wolt equity holder?

All relevant deadlines will be communicated to you via email. Currently, we expect that each Wolt shareholder will be individually contacted in April 2022 via email.

We encourage you to complete the required documents as soon as possible once PNC (and/or Altshare, with respect to Israeli holders who are employees or ex-employees, as the case may be) reaches out to you with the relevant instructions in order to ensure a timely closing of the transaction. The transaction is currently on track to close in the first half of 2022.

Can you recap, what do I need to sign and where?

Detailed step-by-step instructions will be provided to you via e-mail at the appropriate time. Those people who have or will have securities at closing will be required to sign certain documents in order to join the transaction. All documents will be primarily signed electronically in PNC PAID, except for certain limited exceptions, which will be clearly instructed to the relevant persons.

If you are a holder of Wolt shares, the key documents that you will need to sign include, but are not limited to, (1) a joinder agreement, (2) an equity transfer agreement, and (3) a power of attorney. Execution of these documents is required so that you can become party to the Share Purchase Agreement, to agree to sell your shares to DoorDash at closing and to allow the securityholder representative, an independent service company engaged to act for the shareholders and holders of vested options and handle closing responsibilities, to facilitate the closing on your behalf.

FOR EQUITY HOLDERS IN ISRAEL WHO ARE EMPLOYEES OR EX-EMPLOYEES – You will also be required to execute a power of attorney in favor of Altshare as a trustee and/or record holder of the 102 Awards, and to the extent requested, a consent to the 102 CGT tax ruling terms.

If you are a holder of vested Wolt options, the key document you are being requested to sign is an Optionholder Waiver and Acknowledgement, by which you acknowledge having received a notice of the transaction under the Wolt option plan and waive your right to exercise your Wolt options prior to the closing (unless you wish to exercise pre-closing in accordance with the terms set forth in the solicitation and subscription processes) and acknowledge that you will receive a Substitute Option (if you are a continuing Wolt employee) or shares of DoorDash (if you are not a continuing Wolt employee) in substitution of your vested Wolt options.

All documents that need to be completed by you in connection with the closing will be available in PNC PAID.

If I only have unvested Wolt options, do I need to do something?

All Wolt option holders who will be continuing employees will need to open a Schwab account.

FOR EQUITY HOLDERS IN ISRAEL WHO ARE EMPLOYEES – All Israeli equity holders who are continuing employees receiving DoorDash options will need to open an Altshare account only upon exercise of such options into DoorDash shares.

FOR EQUITY HOLDERS WHO ARE NOT EMPLOYEES (INCLUDING ISRAELI) – No, Wolt options that remain unvested immediately prior to the closing will lapse and terminate on the closing.

How and when will my DoorDash shares be delivered to me?

DoorDash will cause Computershare Trust Company, appointed as the exchange agent for the transaction, to issue the number of shares of DoorDash that you have the right to receive under the Share Purchase Agreement. The shares will be delivered promptly after the closing to a Charles Schwab account (or Altshare account, with respect to Israeli holders) you will need to open.

FOR EQUITY HOLDERS IN ISRAEL – Assuming the Israeli tax ruling will be obtained and apply to you, then the share shall be deposited with Altshare as an Israeli trustee in order to maintain the 102 CGT benefits (unless you elect to dispose of your shares from such trust, and subject to any then applicable tax withholding obligations). It is expected that you shall receive specific tax sessions prior to closing to further clarify such Israeli trust mechanism.

FOR EQUITY HOLDERS WHO ARE NOT EMPLOYEES (NON-ISRAELI) – All Wolt equity holders who are not employees of Wolt will receive DoorDash shares through a brokerage account maintained by Computershare.

How and when will my Substitute Option be delivered to me?

Receiving Substitute Options through Schwab will require a separate onboarding process in relation to which you will receive detailed instructions via email after closing.

FOR EQUITY HOLDERS IN ISRAEL WHO ARE EMPLOYEES – All Israeli equity holders who are continuing employees receiving DoorDash options will need to open a Schwab account upon receipt thereof, as well as an Altshare account (but only upon exercise of such options into DoorDash shares).

How and when will my DoorDash Substitute RSUs be delivered to me?

Receiving DoorDash Substitute RSUs through Schwab will require a separate onboarding process in relation to which you will receive detailed instructions via email after closing.

FOR EQUITY HOLDERS IN ISRAEL WHO ARE EMPLOYEES – All Israeli equity holders who are continuing employees receiving DoorDash options will need to open a Schwab account upon receipt thereof, as well as an Altshare account (but only upon exercise of such options into DoorDash shares).

What do I actually need to do to open my Schwab account?

The instructions regarding the opening of the Schwab account will be sent to you separately via email.

What if I don’t want to open a Schwab account?

If you do not open a Schwab account, you will have to receive your deal consideration (to the extent payable as DoorDash shares) through Computershare which may significantly delay your ability to receive and transact in such shares. If you’re a continuing Wolt employee receiving Substitute Options or Substitute RSUs, you will not be able to exercise these options or receive shares from your Substitute RSUs unless and until you open a Schwab account.

Can I have the DoorDash shares delivered directly to my personal broker account?

No, all DoorDash shares will be delivered to your Schwab account (or Altshare account, in case of Israeli holders) or if you choose not to open a Schwab account, your Computershare account, after which you may transfer those shares to your personal brokerage account.

FOR EQUITY HOLDERS IN ISRAEL WHO ARE EMPLOYEES AND EX-EMPLOYEES – No, all DoorDash shares will be delivered to your Altshare account, after which you may transfer those shares to your personal brokerage account, provided that if you elect to transfer the shares intended to qualify under 102 CGT as 102 Awards prior to the expiration of the 2-year holding period as of original grant date, such transfer will result in an adverse tax effect expected to disqualify the treatment of the 102 CGT.

FOR EQUITY HOLDERS WHO ARE NOT EMPLOYEES (NON-ISRAELI) – No, all DoorDash shares will be delivered to your Computershare account, after which you may transfer those shares to your personal brokerage account.

Please note that, in each case, trading DoorDash shares will be subject to DoorDash’s insider trading policy and relevant insider laws.

Can I have a say when my Wolt shares are replaced with DoorDash shares?

No, all Wolt shares and all Wolt options will be replaced with the applicable DoorDash equity at closing in accordance with the Share Purchase Agreement.

Can I refuse to accept DoorDash shares?

If you do not voluntarily sign the documents required for you to become a party to the Share Purchase Agreement and sell your Wolt shares to DoorDash, you should note that under the shareholders’ and minority shareholders’ agreements relating to Wolt, certain shareholders of Wolt have the right to require that any and all shares in Wolt are sold and transferred to DoorDash in connection with the closing on your behalf.

FOR EQUITY HOLDERS IN ISRAEL – It is crucial, in order to maintain the tax benefits potentially available under the 102 CGT, that an Israeli holder becomes a party to the Share Purchase Agreement, otherwise, the application of any forced sale or drag along provisions, may result in an adverse tax effect.

Please note that it will not be possible to continue to hold shares or options of Wolt after the closing.

How can I learn more about the tax implications of the transaction to me as a Wolt equity holder?

We’re preparing country-by-country material together with Deloitte summarizing the tax implications of the transaction for Wolt equity holders. We’ll share more on this very soon. Wolt is not able to provide individual tax advice to its equity holders, so you are encouraged to seek any such advice from your own tax advisor.

When can I start to trade my DoorDash shares?

After the shares have landed in your Schwab account (or Altshare account, if applicable), provided you shall have completed by closing all the required documents for that purpose, expected to take 3-5 business days after closing, you will be able to trade your shares on the open market if there are no trading restrictions in place like for example a blackout period (more info below) and you otherwise comply with the DoorDash insider trading policy.

Are there any restrictions when it comes to trading DoorDash shares?

As DoorDash shares are publicly traded, restrictions apply to their trading. Please refer to the DoorDash insider trading policy.

What is a blackout period and how will that affect my trading?

A blackout period is a period of time when employees of a company are prohibited from trading shares in that company – this usually occurs before certain events, such as earnings announcements, in order to prevent potential insider trading. Once the acquisition closes, you’ll be periodically subject to DoorDash’s blackout periods. Please refer to the DoorDash insider trading policy that will be made available for more information, and we will also organize a training session on this policy.

What happens if the transaction doesn’t close?

If the transaction does not close for any reason, you will not receive any consideration for your Wolt shares and options and Wolt will not be acquired by DoorDash. Wolt equity holders will continue to hold shares and options in Wolt as they currently do.

Will there be sessions where we can hear more about the process and ask questions?

A seller education live event is planned to be held in April. Separate instructions will follow via email on the timing of the event and how to attend it. The instructions will also guide you on who to contact if you have any further questions related to the process.

Do you have more questions? Take a look at:

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You will be receiving additional materials by email, which contain a ton of information regarding the transaction, including a registration statement filed with the Securities and Exchange Common (the “SEC”) on Form S-4 as well as supplemental disclosures thereto filed with the SEC on Form 8-K, which include a Q&A (section QUESTIONS AND ANSWERS ABOUT THE TRANSACTION) and other disclosures related to the transaction.

•	The joint press release about the planned transaction: DoorDash joins forces with Wolt.

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FOR EQUITY HOLDERS IN FINLAND – The Finnish prospectus approved by the Finnish Financial Supervisory Authority (as supplemented from time to time as required under applicable laws), which includes information about the transaction directed at Finnish resident equity holders, and which will be made available to Finnish resident equity holders as part of the solicitation and on DoorDash’s website at https://ir.doordash.com/resources/documents-for-finnish-wolt-securityholders.

Important to note

You should note that taxes are impacted by also various personal factors that are unknown to Wolt, and as such Wolt is not in a position to provide personal tax or financial advice. While describing certain general tax related topics, this letter does not constitute tax advice and you should not rely solely on this information for tax or investment decisions. You are encouraged to consult your own tax or financial advisor.

Information contained herein includes plans and is confidential and privileged. Information and plans contained herein are for integration planning purposes only and subject to finalization and additional management reviews. Plans are subject to any applicable laws and consultations.

The Israeli Securities Authority (the “ISA”) granted specific approvals pursuant to filings made by or on behalf of DoorDash, according to which the consideration you may be entitled to receive pursuant to the contemplated transaction does not constitute a public offering in Israel. Such filings and/or the approvals (or redacted versions thereof) may be published on the ISA website.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern the proposed transaction and our expectations, strategy, plans or intentions regarding it. Forward-looking statements in this communication include, but are not limited to, (i) expectations regarding the timing, completion and expected benefits of our proposed acquisition of Wolt Enterprises Oy (“Wolt”), (ii) plans, objectives and expectations with respect to future operations, stakeholders and the markets in which we, Wolt and the combined company will operate, and (iii) the expected impact of the proposed transaction on the business of the parties. Expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending acquisition of Wolt, including the failure to obtain, or delays in obtaining, required regulatory approvals, the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all and costs and expenses associated with failure to close; costs, expenses or difficulties related to the acquisition of Wolt, including the integration of the Wolt’s business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with our and/or Wolt’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to us and/or Wolt; inability to retain key personnel; changes in legislation or government regulations affecting us or Wolt; developments in the COVID-19 pandemic and resulting business and operational impacts on us and/or Wolt; and economic, financial, social or political conditions that could adversely affect us, Wolt or the proposed transaction. For additional information on other potential risks and uncertainties that could cause actual results to differ from the results predicted, please see our Registration Statement on Form S-4, the prospectus contained therein relating to the proposed acquisition of Wolt, Annual Report on Form 10-K for the year ended December 31, 2021 and subsequent Form 10-Qs or Form 8-Ks filed with the Securities and Exchange Commission (the “SEC”). All information provided in this communication is as of the date of this communication and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable, and information available to us, as of such date. We undertake no duty to update this information unless required by law.

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No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and, where applicable, the requirements under the securities laws of any other applicable jurisdiction.

FOR ISRAELI EQUITY HOLDERS – The issuance of 102 Awards does not constitute a public offering under the Israeli Securities Law, 1968, and exemptions in connection therewith were issued by the Israeli Securities Authority.

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This document is not a prospectus for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC (the “EU Prospectus Regulation”). Finnish resident equity holders of Wolt are urged to carefully read the Finnish prospectus approved by the Finnish Financial Supervisory Authority (as supplemented from time to time as required under applicable laws) when it becomes available at https://ir.doordash.com/resources/documents-for-finnish-wolt-securityholders to fully understand the risks and rewards associated with the proposed transaction. The approval of the Finnish prospectus should not be understood as an endorsement by the Finnish Financial Supervisory Authority of the DoorDash Class A common stock. With respect to the member states of the European Economic Area other than Finland, no offer of DoorDash Class A common stock or other securities of DoorDash has been made and will not be made to the public in that Member State which would require DoorDash to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

Important Additional Information Will be Filed with the SEC

DoorDash has filed a registration statement on Form S-4, which includes a prospectus of DoorDash. The registration statement on Form S-4, as amended, was declared effective by the Securities and Exchange Commission (the “SEC”) on February 28, 2022. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the prospectus and other documents filed with the SEC by DoorDash through the website maintained by the SEC at www.sec.gov and on DoorDash’s website at ir.doordash.com.

Notice to Wolt securityholders in jurisdictions other than Finland

Notice to Wolt securityholders in the United Kingdom

This document is for distribution only to, and is only directed at, persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 43 of the Financial Promotion Order, (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iv) are outside the United Kingdom, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of DoorDash Class A Common Stock may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Notice to Wolt securityholders in the European Economic Area

This document has been prepared on the basis that any offer of DoorDash Class A common stock in any Member State of the European Economic Area (“EEA”) other than offers (the “Permitted Public Offers”) which are made prior to the Closing, and which are contemplated in the prospectus in Finland (the “Finnish Prospectus”) once the Finnish Prospectus has been approved by the competent authority in Finland and published in accordance with Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC, as amended (the “Prospectus Regulation”), and in respect of which DoorDash has consented in writing to the use of the Finnish Prospectus, will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of DoorDash Class A common stock. Accordingly, any person making or intending to make an offer in that Member State of DoorDash Class A common stock which are the subject of the offer contemplated in the Finnish Prospectus, other than the Permitted Public Offers, may only do so in circumstances in which no obligation arises for DoorDash to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case, in relation to such offer. DoorDash has not authorized, nor does it authorize, the making of any offer (other than Permitted Public Offers) of DoorDash Class A common stock in circumstances in which an obligation arises for DoorDash to publish or supplement a prospectus for such offer.

In relation to each Member State of the EEA with effect from and including 21 July 2019 (the “Prospectus Regulation Applicability Date”) no offer has been made and will not be made (other than a Permitted Public Offer) of DoorDash Class A common stock which are the subject of the offering contemplated by the Finnish Prospectus to the public in that Member State, except that, with effect from and including the Prospectus Regulation Applicability Date, an offer of such DoorDash Class A common stock is made to the public in that Member State:

a) to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation) as permitted under the Prospectus Regulation, subject to obtaining the prior consent of DoorDash for any such offer; or

c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no offer of DoorDash Class A common stock is made which would require DoorDash to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

In this section, the expression “an offer of DoorDash Class A common stock to the public” in relation to any DoorDash Class A common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the DoorDash Class A common stock to be offered so as to enable a Wolt securityholder to decide to purchase or subscribe to DoorDash Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Regulation in that Member State.

Notice to Wolt securityholders in the Cayman Islands

This document has not been approved by any governmental or regulatory authority in the Cayman Islands and does not constitute an offer or invitation to members of the public of any securities of DoorDash or Wolt, whether by way of sale or subscription, in the Cayman Islands. Any securities of DoorDash or Wolt have not been offered or sold, will not be offered or sold and no invitation to subscribe for these securities will be made, directly or indirectly, to members of the public in the Cayman Islands.

Wolt securityholders are advised to consult legal counsel prior to making any offer, resale, mortgage, charge, pledge or other transfer of any securities of DoorDash or Wolt.

This document may not be used for, or in connection with, and does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to acquire any securities of DoorDash or Wolt in any jurisdiction in which such an offer or solicitation is unlawful.

Notice to Wolt securityholders in Japan

DoorDash Class A common stock offered in Finland under the Finnish Prospectus has not been and will not be registered under the Financial Instruments and Exchange Act of Japan. DoorDash Class A common stock offered in Finland under the Finnish Prospectus may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Act and otherwise in compliance with any applicable laws, rules, regulations and governmental guidelines.